# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284300
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 07/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059960

## Reporting persons
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,610,566; sole dispositive power 0; shared dispositive power 1,610,566; aggregate amount beneficially owned 1,610,566 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to the Blocker (as defined in this footnote) amount, the partial exercise of warrants to purchase Common Stock (the "Warrants") held directly by the reporting person. The Warrants are subject to a provision contained therein limiting beneficial ownership to an aggregate maximum of 9.99% (the "Blocker").
  
  In Row (11) the percentage is based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026. (ii) 1,931,429 shares of Common Stock issued by the Issuer to the reporting person since July 28, 2026 upon exercise of the Warrants (or to be issued based on an exercise notice delivered on August 4, 2026) and (ii) 1,107,753 shares of Common Stock issuable by the issuer, up to the Blocker amount, upon partial exercise of the Warrant directly held by the reporting person.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,610,566; sole dispositive power 0; shared dispositive power 1,610,566; aggregate amount beneficially owned 1,610,566 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to the Blocker (as defined in this footnote) amount, the partial exercise of the Warrants. The Warrants are subject to the Blocker.
  
  In Row (11) the percentage is based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026. (ii) 1,931,429 shares of Common Stock issued by the Issuer to the reporting person since July 28, 2026 upon exercise of the Warrants (or to be issued based on an exercise notice delivered on August 4, 2026) and (ii) 1,107,753 shares of Common Stock issuable by the issuer, up to the Blocker amount, upon partial exercise of the Warrant directly held by the reporting person.
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 1,610,566; sole dispositive power 0; shared dispositive power 1,610,566; aggregate amount beneficially owned 1,610,566 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to the Blocker (as defined in this footnote) amount, the partial exercise of the Warrants. The Warrants are subject to the Blocker.
  
  In Row (11) the percentage is based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026. (ii) 1,931,429 shares of Common Stock issued by the Issuer to the reporting person since July 28, 2026 upon exercise of the Warrants (or to be issued based on an exercise notice delivered on August 4, 2026) and (ii) 1,107,753 shares of Common Stock issuable by the issuer, up to the Blocker amount, upon partial exercise of the Warrant directly held by the reporting person.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,610,566; sole dispositive power 0; shared dispositive power 1,610,566; aggregate amount beneficially owned 1,610,566 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to the Blocker (as defined in this footnote) amount, the partial exercise of the Warrants. The Warrants are subject to the Blocker.
  
  In Row (11) the percentage is based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026. (ii) 1,931,429 shares of Common Stock issued by the Issuer to the reporting person since July 28, 2026 upon exercise of the Warrants (or to be issued based on an exercise notice delivered on August 4, 2026) and (ii) 1,107,753 shares of Common Stock issuable by the issuer, up to the Blocker amount, upon partial exercise of the Warrant directly held by the reporting person.
- Eagle Claw Corp.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,610,566; sole dispositive power 0; shared dispositive power 1,610,566; aggregate amount beneficially owned 1,610,566 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to the Blocker (as defined in this footnote) amount, the partial exercise of the Warrants. The Warrants are subject to the Blocker.
  
  In Row (11) the percentage is based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026. (ii) 1,931,429 shares of Common Stock issued by the Issuer to the reporting person since July 28, 2026 upon exercise of the Warrants (or to be issued based on an exercise notice delivered on August 4, 2026) and (ii) 1,107,753 shares of Common Stock issuable by the issuer, up to the Blocker amount, upon partial exercise of the Warrant directly held by the reporting person.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 1,610,566; sole dispositive power 0; shared dispositive power 1,610,566; aggregate amount beneficially owned 1,610,566 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to the Blocker (as defined in this footnote) amount, the partial exercise of the Warrants. The Warrants are subject to the Blocker.
  
  In Row (11) the percentage is based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026. (ii) 1,931,429 shares of Common Stock issued by the Issuer to the reporting person since July 28, 2026 upon exercise of the Warrants (or to be issued based on an exercise notice delivered on August 4, 2026) and (ii) 1,107,753 shares of Common Stock issuable by the issuer, up to the Blocker amount, upon partial exercise of the Warrant directly held by the reporting person.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,610,566; sole dispositive power 0; shared dispositive power 1,610,566; aggregate amount beneficially owned 1,610,566 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to the Blocker (as defined in this footnote) amount, the partial exercise of the Warrants. The Warrants are subject to the Blocker.
  
  In Row (11) the percentage is based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026. (ii) 1,931,429 shares of Common Stock issued by the Issuer to the reporting person since July 28, 2026 upon exercise of the Warrants (or to be issued based on an exercise notice delivered on August 4, 2026) and (ii) 1,107,753 shares of Common Stock issuable by the issuer, up to the Blocker amount, upon partial exercise of the Warrant directly held by the reporting person.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,610,566; sole dispositive power 0; shared dispositive power 1,610,566; aggregate amount beneficially owned 1,610,566 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to the Blocker (as defined in this footnote) amount, the partial exercise of the Warrants. The Warrants are subject to the Blocker.
  
  In Row (11) the percentage is based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026. (ii) 1,931,429 shares of Common Stock issued by the Issuer to the reporting person since July 28, 2026 upon exercise of the Warrants (or to be issued based on an exercise notice delivered on August 4, 2026) and (ii) 1,107,753 shares of Common Stock issuable by the issuer, up to the Blocker amount, upon partial exercise of the Warrant directly held by the reporting person.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,610,566; sole dispositive power 0; shared dispositive power 1,610,566; aggregate amount beneficially owned 1,610,566 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to the Blocker (as defined in this footnote) amount, the partial exercise of the Warrants. The Warrants are subject to the Blocker.
  
  In Row (11) the percentage is based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026. (ii) 1,931,429 shares of Common Stock issued by the Issuer to the reporting person since July 28, 2026 upon exercise of the Warrants (or to be issued based on an exercise notice delivered on August 4, 2026) and (ii) 1,107,753 shares of Common Stock issuable by the issuer, up to the Blocker amount, upon partial exercise of the Warrant directly held by the reporting person.

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, 331 KIFISSIAS AVENUE, ATHENS, GREECE, 14561

## Item 2. Person Filing
Name of person filing:
(i) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent");

(ii) Ascent Partners LLC, a Delaware limited liability company ("AP");

(iii) Dominion Capital LLC, a Connecticut limited liability company ("Dominion");

(iv) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP");

(v) Eagle Claw Corp., a Delaware corporation ("Eagle Claw");

(vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada");

(vii) Mikhail Gurevich;

(viii) Gennadiy Gurevich; and

(ix) Alon Brenner.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 19505 Biscayne Blvd., Suite 2350, Aventura, FL 33180
Citizenship: Each of Ascent, AP and Dominion GP is a Delaware limited liability company. Eagle Claw Corp. is a Delaware Corporation. Dominion is a Connecticut limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each reporting person is set forth on rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such reporting person.

On August 4, 2026, after taking into account trades settling on August 5, 2026 as described below, Ascent directly owns 502,813 shares of Common Stock. In addition, as of August 4, 2026, there are 1,107,753 shares of Common Stock issuable pursuant to the Warrant, with such amount being the maximum issuable pursuant to the Blocker. The shares held directly by Ascent and the remaining shares issuable (up to the Blocker) pursuant to the Convertible Notes and the warrants are collectively referred to herein as the "Shares".

The Shares directly owned were acquired as follows: (i) as part of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026 Ascent acquired 1,140,000 units of the Issuer, each consisting of 1 share of common stock, par value 0.01 of the Issuer (the "Common Stock") and a warrant to purchase one share of Common Stock (each a "Warrant"), (ii) on July 28, 2026, July 29, 2026 and July 30, 2026 Ascent sold 980,000, 130,000 and 30,000 shares of Common Stock respectively, (iii) on July 31, 2026, Ascent partially exercised the Warrants to acquire 571,429 shares of Common Stock, (iv) on August 3, 2026, Ascent sold 207,969 shares of Common Stock, (v) on August 4, Ascent sold 328,460 shares of Common Stock and (vi) on August 4, 2026, Ascent partially exercised the Warrants to acquire 1,360,000 shares of Common Stock and entered into binding trades to sell 892,187 shares.

The ownership percentages reported above are based on 13,082,612 shares of Common Stock outstanding (excluding shares of Common Stock issuable under the Warrants) as of the completion of the offering of Shares described in its Prospectus (Registration No. 333-297627), filed on July 28, 2026, (ii) 1,931,429 Shares issued upon exercise of the Warrants since July 28, 2026 (or to be issued pursuant to the exercise notice sent on August 4, 2026 under the Warrants) and (ii) 1,107,753 shares of Common Stock issuable by the Issuer upon partial exercise of the Warrant directly held by the reporting person, subject to a provision contained therein limiting beneficial ownership to an aggregate maximum of 9.99% (the "Blocker").

Due to the Blocker, Ascent is currently prohibited from fully exercising the Warrant. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each reporting person give effect to the Blocker for the Warrant. Consequently, as of August 4, 2026, each of the reporting persons are not deemed to be beneficial owners of the full amount of shares of Common Stock issuable upon conversion exercise of the Warrant.

The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes shares of Common Stock up to the Blocker (as defined in this footnote) amount, the partial exercise of a warrant to purchase Common Stock (the "Warrant") held directly by the reporting person. The Warrant is subject to a provision contained therein limiting beneficial ownership to an aggregate maximum of 9.99% (the "Blocker").

Gennadiy Gurevich is the President of Eagle Claw. Mikhail Gurevich is the Chief Investment Officer of Eagle Claw. In these capacities, each of Mikhail Gurevich and Gennadiy Gurevich manages Eagle Claw, Dominion GP, Dominion Capital, AP and Ascent. Eagle Claw manages Dominion "GP, Dominion Capital, AP and Ascent. Dominion GP manages Dominion Capital, AP and Ascent. Dominion Capital manages AP and Ascent. Alon Brenner manages Masada, AP and Ascent. Masada manages AP and Ascent. AP manages Ascent.

Ascent has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it. Each of Mikhail Gurevich, Gennadiy Gurevich, Eagle Claw, Dominion GP, Dominion, Alon Brenner, Masada and AP may be deemed to beneficially own, and have the power to vote, the shares of Common Stock beneficially owned by Ascent and the other companies they are listed above as managing.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,610,566.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,610,566.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ascent Partners Fund LLC: /s/ Ascent Partners Fund LLC, Mikhail Gurevich, signatory for Managing Member of Managing Member (08/04/2026)
- Ascent Partners LLC: /s/ Ascent Partners LLC, Mikhail Gurevich, signatory for Managing Member (08/04/2026)
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Chief Investment Officer of Eagle Claw Corp., Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (08/04/2026)
- Dominion Capital GP LLC: /s/ Dominion Capital GP LLC, Mikhail Gurevich, Chief Investment Officer of Eagle Claw Corp., Manager of Dominion Capital GP LLC (08/04/2026)
- Eagle Claw Corp.: /s/ Eagle Claw Corp., Gennadiy Gurevich, President (08/04/2026)
- Masada Group Holdings LLC: /s/ Masada Group Holdings LLC, Alon Brenner, Managing Member (08/04/2026)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (08/04/2026)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (08/04/2026)
- Alon Brenner: Alon Brenner, Alon Brenner (08/04/2026)
Comment: Exhibit 1 - Joint Filing Agreement